

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2023

Lisa Harper
Chief Executive Officer and Director
Torrid Holdings Inc.
18501 East San Jose Avenue
City of Industry, CA 91748

> **Re: Torrid Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2022**
> **Filed March 30, 2022**
> **Item 2.02 Form 8-K Filed December 8, 2022**
> **File No. 001-40571**

Dear Lisa Harper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operating Metrics, page 33

1. Where you present adjusted EBITDA margin, also present its most directly comparable GAAP financial measure with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K. This comment also applies to your Forms 10-Q and 8-K.

Signatures , page 95

2. Please ensure that your Forms 10-K are signed by the registrant, and on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer, and by at least the majority of the board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Refer to General Instruction D(2) of Form 10-K.

Item 2.02 Form 8-K Filed December 8, 2022

Exhibit 99.1
Reconciliation of Net loss to Adjusted Net Income, page 8

3.   Please revise your reconciliation to present income taxes as a separate adjustment with a clear explanation of how the income taxes adjustment was computed. Also, explain any differences between the revised remeasurement adjustments for incentive units reconciling item and the similarly-titled amount disclosed for the same period in Note 14 to the financial statements included in your Form 10-Q filed December 8, 2022. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(i)(B) of Regulation S-K.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services